January 20, 2001



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:    Amended Schedule 13G
       Telespectrum Worldwide, Inc.
       As of December 31, 2001

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of less than 5% as of December 31, 2001 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:   Office of the Corporate Secretary
      Telespectrum Worldwide, Inc.
      443 South Gulph Road
      King of Prussia, PA  19406

      Securities Division
      New York Stock Exchange
      11 Wall Street
      New York, New York  10005











                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Telespectrum Worldwide, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                           (Title of Class of Securities)


                                    87951U109
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















                                  Page 1 of 5 Pages




CUSIP NO. 87951U109                                             13G
-------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Eagle Asset Management, Inc.     59-2385219

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (A) ______
                                                          (B) ______

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION
                State of Delaware

   NUMBER OF               5  SOLE VOTING POWER
      SHARES                       564,850
BENEFICIALLY               6  SHARED VOTING POWER
       OWNED                       - - -
       AS OF
DECEMBER 31, 2001          7  SOLE DISPOSITIVE POWER
     BY EACH.
   REPORTING                       564,850
      PERSON               8  SHARED DISPOSITIVE POWER
        WITH                       - - -

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                564,850

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

                                                               (____)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   1.71%

12   TYPE OF REPORTING PERSON*

                    IA




                         *SEE INSTRUCTION BEFORE FILLING OUT!







                               Page 2 of 5 Pages

Item 1(a)   Name of Issuer:

            Telespectrum Worldwide, Inc.

Item 1(b)   Address of Issuer's Principal Executing Offices:

            443 South Gulph Road
            King of Prussia, PA

Item 2(a)   Name of Person Filing:

            Eagle Asset Management, Inc.

Item 2(b)   Address of Principal Business Office:

            880 Carillon Parkway
            St. Petersburg, Florida  33716

Item 2(c)   Citizenship:

            Florida

Item 2(d)   Title of Class of Securities:

            Common Stock Series B, par value $.10 per share

Item 2(e)   CUSIP Number:

                 929794303


Item 3      Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the
Investment Advisors Act of 1940



















                               Page 3 of 5 Pages


Item 4    Ownership as of December 31, 2001:

          (a)  Amount Beneficially Owned:

          564,850 shares of common stock beneficially owned including:

                                                          No. of Shares
          Eagle Asset Management, Inc.                       564,850

           (b)  Percent of Class:                              1.71%

           (c)  Deemed Voting Power and Disposition Power:

           (i)          (ii)          (iii)         (iv)
                                      Deemed        Deemed
           Deemed       Deemed        to have       to have
           to have      to have       Sole Power    Shared Power
           Sole Power   Shared Power  to Dispose    to Dispose
           to Vote or   to Vote or    or to         or to
           to Direct    to Direct     Direct the    Direct the
           to Vote      to Vote       Disposition   Disposition
           -----------  ------------  -----------   -----------
           564,850      ----          564,850       ----
Eagle Asset
Management, Inc.

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                          (   X   )

Item 6    Ownership of More than Five Percent on Behalf of Another
Person:

          N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A









                                Page 4 of 5 Pages


Item 8    Identification and Classification of Members of the Group:
             N/A

Item 9    Notice of Dissolution of Group:   N/A

Item 10   Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

Date:  January 20, 2002             EAGLE ASSET MANAGEMENT, INC.



                                  ____________________________
                                  Kenneth K. Koster
                                  Senior Vice President, Administration
                                  Chief Compliance Officer
























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